EXHIBIT 12.1

Statements of Computations of Ratios

	Year Ended December 31,
(in thousands of U.S. dollars, except ratios)	2012	2011	2010	2009	2008
Fixed charges:
Interest expense	$28,666	$35,696	$64,904	$87,041	$98,903
Portion of rent expense representative of interest	8,595	9,144	9,174	9,513	10,419
Total fixed charges	37,261	44,840	74,078	96,554	109,322

Earnings (loss):
Earnings (loss) before income taxes	184,866	179,744	632,655	110,943	(215,837)
Fixed charges per above	37,261	44,840	74,078	96,554	109,322
Total earnings (loss)	222,127	224,584	706,733	207,497	(106,515)

Ratio of earnings to fixed charges	5.96	5.01	9.54	2.15	(a)

(a) Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $215.8 million.